Investment Managers Series Trust II
235 West Galena Street
Milwaukee, Wisconsin  53212

November 7, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust II (the “Trust”)
File Nos. 333-191476 and 811-22894 on behalf of the All Terrain Opportunity Fund

Dear Sir or Madam:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 4, 2014, on the Registrants registration statement filed on Form N-1A with respect to the All Terrain Opportunity Fund (the “Fund”). The response to the comment is included below, and, as appropriate, is reflected in the concurrent filing pursuant to Rule 497(c) under the Securities Act of 1933, as amended.  Please see the final form of the Prospectus and Statement of Additional Information, each dated November 7, 2014, of the Fund.

PROSPECTUS

Summary Section
1.	Revise the footnote to the fee table to state that only one advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund.

Response:  The Registrant has revised the language as follows:

“One of the Fund’s advisors has contractually agreed to waive fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.95%, 2.70% and 1.70% of the average daily net assets of Class A, Class C and Class I shares of the Fund, respectively.”

* * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosures in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, do not hesitate to contact the undersigned at (626) 385-5770.

Sincerely,

/s/KIRAN DHILLON
Kiran Dhillon
Assistant Secretary